Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 7: Protection of Confidential Trading Information

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

i. written standards controlling employees of the ATS that trade for employees' accounts; and

ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

DEFINITION OF CONFIDENTIAL TRADING INFORMATION

Confidential trading information (CTI) of subscribers to the Admiral ATS consists of:

*The identity of the subscriber
*All orders and related messages transmitted to the Admiral ATS by a subscriber
*All transactions executed in the Admiral ATS
*FIX logs of incoming subscribers' order management operations and outgoing order states reports.
*Database Information: Transaction and configuration data stored in the Admiral ATS databases
*ATS System Logs: ATS order management/execution management system logs, ATS matching engine logs, ATS Market Data Feeder logs, EOD/BOD process logs, logs of the ATS Administrative front-end

*E-mail, issue tracking system communications, and notes related to the ATS system support operations between the subscriber and Admiral

Please find further information regarding Admiral's safeguards and procedures regarding CTI in the attachment.